October 11, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Patrick Gilmore
Christine Davis
Joyce Sweeney

Re:	Splunk Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 1, 2013
File No. 001-35498

Ladies and Gentlemen:

Splunk Inc. (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 26, 2013, relating to the above-referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended January 31, 2013

Consolidated Financial Statements

Note (1) Description of the Business and Significant Accounting Policies

Revenue Recognition, page 71

1.
We note management’s discussion on recent earnings calls regarding enterprise-adoption arrangements that can be perpetual licenses but the revenues are generally deferred and recognized ratably over some period of time, typically three years. Please tell us and in future filings disclose the following:

•	Describe the nature and terms of these arrangements;

We supplementally advise the Staff that, from time to time, we enter into enterprise adoption arrangements (“EAAs”), which are typically larger orders that are designed to enable broad adoption of our software within an enterprise. As stated in our recent earnings call, EAAs typically include provisions that require revenue deferral and recognition over time. The terms of these multiple element arrangements generally include a perpetual license, term license, and maintenance for the perpetual license and the term license. In some instances these arrangements may also include training and professional services. The period of the term license and maintenance services generally range from 12 to 36 months.

•	Clarify whether these tend to typically be term or perpetual licenses;

As stated above, these arrangements typically include both a perpetual license and a term license along with maintenance for each of these licenses.

U.S. Securities and Exchange Commission
October 11, 2013

•	Clarify whether there are any limitations on the extent or frequency by which the customer is permitted to exceed the prescribed maximum daily indexing volume;

EAAs have contractual limitations related to the amount and frequency of the maximum daily indexing volume of the software product. An EAA customer is limited to the contractually agreed maximum daily indexing volume even though the software product has the functionality to exceed this capacity.

•
For perpetual licenses, clarify what happens at the end of the three year period, including whether the customer enters into a separate or addendum agreement to reflect any upgrades or whether the provision for three year re-measurement/pricing is a perpetual provision; and

For perpetual licenses that are sold as part of these EAAs, at the end of the three year period, the customer must enter into a separate maintenance agreement in order to receive support and unspecified software upgrades and enhancements on a when and if available basis. We have no contractual obligation to provide the customer with maintenance unless a maintenance agreement has been entered into. The customer has the right to the use of the perpetual software license after the three-year period irrespective of the maintenance renewal.

•	Describe the related revenue recognition policies for the perpetual license arrangements and refer to the authoritative guidance you relied upon.

We respectfully advise the Staff that our revenue recognition policy included in our Form 10-K for the fiscal year ended January 31, 2013 describes the revenue recognition policy for perpetual licenses. We have included below the relevant sections of such policy along with the relevant guidance upon which we relied. In accordance with ASC 985-605-25, when perpetual license arrangements contain multiple elements wherein vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements in an arrangement but VSOE does not exist for one or more of the delivered elements in the arrangement, the total fair value of the undelivered elements, as indicated by VSOE, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements based on the residual method.

Maintenance revenues consist of fees for providing software updates on a when and if available basis and technical support for software products for an initial term. Maintenance revenues are recognized ratably over the term of the agreement. We have established fair value for maintenance on perpetual licenses due to consistently priced standalone sales of maintenance.

Revenues related to term license fees are recognized ratably over the contract term beginning on the date the customer has access to the software license key and continuing through the end of the contract term. In these cases we do not have VSOE of fair value for maintenance as fees for support and maintenance are bundled with the license over the entire term of the contract.

We are unable to establish VSOE of fair value for all undelivered elements in certain arrangements that include term licenses, maintenance and services, due to the lack of VSOE for maintenance bundled with the term license. In these instances, all revenue is recognized ratably over the period that the services are expected to be performed. In arrangements where the expected service periods of maintenance services and professional or training services differ, we recognize all revenue over the longer of the expected service periods, which is generally the maintenance period.

As EAAs typically include both a perpetual license and a term license along with maintenance for each of these licenses, we recognize revenue ratably, as described above.

2.	As a related matter, please tell us and in future filings disclose in your MD&A the impact of these arrangements on your results and financial condition for the periods presented.

In response to the Staff’s comment, we respectfully advise the Staff that we have not identified any known trends with respect to EAAs that would have a material impact on our revenue. We respectively submit to the Staff that, to the extent such arrangements become a known trend or material, we will disclose such impact in the MD&A.

U.S. Securities and Exchange Commission
October 11, 2013

* * * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please direct your questions or comments regarding the Company’s responses to the undersigned at (415) 848-8658. Thank you for your assistance.

Sincerely,

SPLUNK INC.

/s/ David F. Conte
Senior Vice President and Chief Financial Officer

cc:	Leonard R. Stein, Splunk Inc.
Mark McCaffrey, PricewaterhouseCoopers LLP
Jon Avina, Wilson Sonsini Goodrich & Rosati